EXHIBIT 21

Applied Microsystems Corporation

SUBSIDIARIES

Applied Microsystems Corporation, Ltd.,
organized under the laws of England and Wales

Applied Microsystems GmbH,
organized under the laws of the Federal Republic of Germany

Applied Microsystems Japan, Ltd.,
organized under the laws of Japan

Applied Microsystems Foreign Sales Corporation,
a Washington Corporation

Applied Microsystems S.A.R.L.,
organized under the laws of France